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                                  EXHIBIT 12.2

               Computation of ratio of earnings to fixed changes
                        (including interest on deposits)

                                                                    EXHIBIT 12.2


         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Including Interest on Deposits)


         The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the periods indicated were as follows:



                                                                    Year Ended March 31,
                                              --------------------------------------------------------------
                                                 1997         1996         1995          1994        1993
                                              ----------   -----------   ---------    ----------   ---------
                                                                    (Dollars in Thousands)
Net income  . . . . . . . . . . . . .         $ 13,810      $ 11,620     $  8,694      $ 1,862      $ 7,488

Extraordinary items, net of tax . . .                0             0            0            0            0

Cumulative effect of changes in
  accounting for income taxes . . . .                0             0            0            0        1,967

Income tax expense  . . . . . . . . .            1,905         6,272        4,974        7,461        3,267
                                               -------       -------      -------       ------      -------

  Pretax earnings . . . . . . . . . .         $ 15,715      $ 17,892     $ 13,668      $ 9,323     $  8,788
                                               =======       =======      =======       ======      =======
Fixed charges:
Portion of rental expense which
approximates the interest factor  . .         $    128      $   (433)    $   (411)     $  (388)    $   (341)

Interest on deposits  . . . . . . . .           63,709        61,674       42,877       34,471       42,221

Interest on borrowed funds  . . . . .           19,515        16,552       10,105        4,765        4,372
                                               -------       -------      -------      -------      -------

  Total fixed charges . . . . . . . .         $ 83,352      $ 77,793     $ 52,571     $ 38,848     $ 41,252
                                               =======       =======      =======      =======      =======
Earnings (for ratio calculation)  . .         $ 99,067      $ 95,685     $ 66,239     $ 48,171       55,040
                                               =======       =======      =======      =======      =======

Ratio of earnings to fixed charges  .           1.19          1.23         1.26         1.24         1.19
                                               =====          ====         ====         ====         ====



         For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of a change in accounting principle plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include gross interest expense (other than on deposits) and the portion deemed representative of the interest factor of rent expense, net of income from subleases. Fixed charges, including gross interest on deposits, include all interest expense and the portion deemed representative of the interest factor of rent expense, net of income from subleases.